# Virtual Optimized Manufacturing

Hello, Baru.

## Furniture Industry Problem

# $9 billion Wasted Costs



Hello, Baru.

# Baru Shortens Operations

# 18 months to 2 Weeks



Market Research
Product Design
Product Testing
Prototypes Made
Distribution Center
Mass Production
Wholesale Presales
Wholesale Marketing
Retailer
Customer Sale
Shipping
Customer Delivery

Hello, Baru.

# 56%

## Of Buyers

### Struggle With Size



Hello, Baru.

# Baru Makes It Easy for Customers

**01**
Pick Product


BARU
All Products
Euro Style Desk
Cloud (Small)
Cloud (Large)
The Organizer (Small)

**02**
Customize


Object
AR
Confirm

**03**
Buy


Delivered in
2 weeks

**Patent Pending**
Application No: 16/439,831

Hello, Baru.

# 2,000 Underused Robots

- Capital-Efficient
- Zero Footprint
- Idle Capacity





Less than one hour away from

**135 million homes.**

Hello, Baru.

# Baru Helps the World

## Reduce Imports & Shipping



## Support Local Business



## Eco-Positive Carbon Offsets



# Executive Team



**Tino Go**
**CEO & Founder**

BASF
We create chemistry



**Kevin Rainbolt**
**CTO**

NASA
GE



**Malinda Gagnon**
**CMO**

Google
P&G
WPP
Walmart
VW



**Leland Thomasset**
**Engineering**

Taghkanic
Woodworking

# Product Launched in 2020

Google

June 2020

16 Regions
87 Million Buyers

November 2020

Genentech

Microsoft

hp

ORACLE

Hello, Baru.

# $120,000 Annualized Run Rate

**87%**

Organic
Q3 to Q4 2020

**57%**

Organic
Q4 Growth

**29%**

Customer
Repeat Sales

# Strategic Buyers

Alibaba Group

wayfair

Walmart

IKEA

Rakuten

Etsy

ebay

cimpress

Nasdaq

# 2024 Forecast

## Average Selling Price and Gross Margins

| | |
|---|---|
| Average Selling Price | $ 1,367 |
| Cost of Goods Sold | $ 817 |
| **Gross Margin** | **$ 550** |
| Gross Margin % | 40% |

These are forward-looking projections that cannot be guaranteed.

# Forecast Income

| | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|
| **Units** | 1,055 | 18,200 | 102,204 | 218,224 |
| **Revenues (000s)** | $ 1,460 | $23,660 | $ 141,355 | $298,310 |
| **Gross Margin %** | 24% | 29% | 35% | 40% |
| **EBITDA (000s)** | $ (1,150) | $ 1,335 | $ 28,105 | $ 78,150 |

These are forward-looking projections that cannot be guaranteed.

Hello, Baru.

# Baru Invested Capital

| Built Tech Platform | Angel Investments | Founder Investments |
| --- | --- | --- |
| $345k | $260k | $170k |

**$4 Million**
**Pre-Money**

# SAFE

**20% Discount**
**Pro-rata**

## Use of Funds

# $1 Million Seed Round

## 70% for Revenue Growth



22%
Partnerships
17%
Marketing
16%
Technology
14%
Administrative
31%
Sales



JOIN US

## Let’s Grow Local Economies and Revolutionize Manufacturing